UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                          DECTRON INTERNATIONALE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   243666104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         ROSHAN KATRAK, DECTRON INTERNATIONALE, INC., 4300 POIRER BLVD.,
                     MONTREAL, CANADA H4R 2C5 (514)334-9700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                OCTOBER 8, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.       [ ]

Check the following box if a fee is being paid with this statement.         [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP NO. 243666104                SCHEDULE 13D                    PAGE 1 OF 5



1.NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Roshan Katrak, individually and as a shareholder in 3103-7195 Quebec Inc.; Canadian Social Insurance No.: 219-741-303
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2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)  [X]
                                                              (B)  [ ]


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3.SEC USE ONLY


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4.SOURCE OF FUNDS

No funds were expended by the reporting person.
OO and AF

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5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)  [  ]

Not Applicable
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6.CITIZENSHIP OR PLACE OF ORGANIZATION

Montreal, Canada
-------------------------------------------------------------------------------

NUMBER OF               7.  SOLE VOTING POWER         67,934 of the 1,560,813
SHARES                                                shares beneficially owned
BENEFICIALLY                                          in the aggregate
OWNED BY EACH                                         67,934 of the 67,934
REPORTING PERSON                                      beneficially owned
WITH                                                  individually
                                                      ------------------
                        8.  SHARED VOTING POWER       1,492,879 of the shares
                                                      beneficially owned as a
                                                      shareholder in 3103-7195
                                                      Quebec Inc.
                                                      ------------------
                        9.  SOLE DISPOSITIVE POWER    67,934 of the 1,560,813
                                                      shares beneficially owned
                                                      in the aggregate
                                                      67,934 of the 67,934
                                                      beneficially owned
                                                      individually
                                                      ------------------
                       10.  SHARED DISPOSITIVE POWER  1,492,879 of the shares
                                                      beneficially owned as a
                                                      shareholder in 3103-7195
                                                      Quebec Inc.
                                                      ------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   1,560,813 of 2,750,000 issued and outstanding
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     56.8%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


----------
(1) Roshan Katrak is a shareholder of 3103-7195 Quebec Inc. which is a shareholder of Dectron Internationale, Inc.

CUSIP NO.   243666104              SCHEDULE 13D                    PAGE 3 OF 5




Item 1. Security and Issuer
        -------------------

     This statement on Schedule 13D (the "Statement") relates to the common stock, no par value per share (the "Common Stock") of Dectron Internationale, Inc., a Canadian corporation (the "Company"), with its principal executive offices at 4300 Poirer Blvd., Montreal, Quebec, Canada H4R-2C5.


Item 2. Identity and Background
        -----------------------

     This Statement is being filed by Roshan Katrak as an individual shareholder of the Company and as a shareholder of 3103-7195 Quebec Inc. Roshan Katrak's business address is Dectron Internationale, Inc., a Canadian corporation (the "Company"), with its principal executive offices at 4300 Poirer Blvd., Montreal, Quebec, Canada H4R-2C5. Roshan Katrak is the Vice President of Human Relations of Dectron Internationale, Inc. During the last five years Roshan Katrak has not
(i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Roshan Katrak is a citizen of Canada.


Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     No funds have been expended by Roshran Katrak with respect to the acquisition of 1,580,813 shares of Common Stock. Such shares were acquired in connection withthe formation of the Company and for securities of subsidiaries acquired in connection with the initial public offering of the Company.

Item 4. Purpose of Transaction.
        ----------------------

     Roshan Katrak's acquisition of the Shares was in consideration for services rendered in connection with the formation of the corporation and the securities acquired in connection with the initial public offering of the Company.

Item 5. Interest in Securities of the Issurer.
        -------------------------------------

     Roshan Katrak beneficially owns, in the aggregate, 1,560,813 shares of Common Stock or 56.8% of the outstanding shares of Common Stock as of the date hereof.

     Of the 1,560,813 shares of Common Stock beneficially owned by Roshan Katrak, Roshan Katrak possesses the sole power to dispose of, vote, and direct the disposition of 87,934 shares. Of the 1,560,813 shares of Common Stock beneficially owned by Roshan Katrak, Roshan Kotrak possesses the shared power to

CUSIP NO.   243666104              SCHEDULE 13D                    PAGE 4 OF 5


dispose of, vote, and direct the disposition of 1,492,879 shares. Within the past 60 days, Roshan Katrak did not effect any transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issurer.
        -------------------------

     There are no contracts, arrangements, understandings or relationships between Roshan Katrak and anyone, with respect to securities of the issuer.


Item 7. Materials to be Filed as Exhibits
        ---------------------------------

               Not Applicable




CUSIP NO.   243666104              SCHEDULE 13D                    PAGE 5 OF 5




                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 7,1998

                                          /s/ Roshan Katrak
                                          -----------------
                                          Roshan Katrak